Ex99.136

Valour Inc., a Subsidiary of DeFi Technologies, Lists Its Exchange Traded Products on the
Frankfurt Stock Exchange

Trading of Bitcoin Zero and Ethereum Zero begin October 19, 2021 with the Solana, Cardano and Polkadot ETP's to begin trading shortly thereafter
The Frankfurt Stock Exchange is the world's 12th largest stock exchange by market capitalisation and is the largest of the seven regional securities exchanges in Germany
TORONTO, Oct. 19, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, today announced that its subsidiary Valour Inc. ("Valour"), an issuer of digital asset exchange traded products ("ETPs"), began trading its Bitcoin Zero and Ethereum Zero products on the Boerse Frankfurt Zertifikate AG this week. The listing of Valour's Cardano, Polkadot, and Solana ETPs will follow shortly.

"We are pleased to announce today that ETPs created by our subsidiary Valour are now trading on the Frankfurt Stock Exchange, a major milestone for both our shareholders and Valour," said Russell Starr, Chief Executive Officer of DeFi Technologies. "This new market is key as Valour expands its international presence and of particular interest given Germany's crypto-friendly regulatory environment. We believe as our products list on larger and more liquid global exchanges, Valour's underlying AUM should grow substantially. We will also continue to list new and innovative ETP's, evolving with this tremendously exciting new financial ecosystem."

"Listing in Germany is a significant achievement for us. From a retail investor point of view, it was always our next target market and we're thrilled that, after months of work and preparation, we have achieved our goal," said Diana Biggs, Chief Executive Officer of Valour and incoming Chief Strategy Officer of DeFi Technologies. "For institutional investors, we're seeing some potentially seismic changes occur – such as the Fund Location Act for Spezialfonds, which are providing a clear mandate for institutions to invest in crypto and have the potential to open the industry for mass adoption. With its proactive encouragement, Germany is fast becoming a leading market for digital asset investing."

The listing in Germany marks the next step in Valour's growth plans and intention to push into new markets. Since Valour first launched its Bitcoin ETP in December 2020 on the Nordic Growth Exchange, it has introduced ETPs on Ethereum, Cardano, Polkadot, and Solana, and announced the appointment of a new Chief Operating Officer, Frances Edwards, who arrived from Blackrock.

As of October 14, 2021, Valour had surpassed US$250 million in assets under management ("AUM") trading on the Nordic Growth Market Stock Exchange ("NGM"). This achievement marks an exceptional first ten months of 2021, which has seen AUM grow more than 2560% since the start of 2021.

Valour's Bitcoin Zero and Ethereum Zero products precisely track the price of BTC and ETH without charging management fees. These products make investment in the world's best-known digital assets easier, more secure, and more cost-effective than other options. Valour's Cardano, Polkadot, and Solana products are among the lowest fee structures of their kind globally.

By gaining exposure to digital assets via Valour, investors benefit from the standardisation, risk reduction and operational efficiency of a centrally cleared product listed on a regulated stock exchange. For each ETP of Valour that is bought and sold on the NGM, Frankfurt Stock Exchange or other exchanges, Valour purchases or sells the equivalent amount of the underlying digital assets, meaning the ETPs are fully backed at all times.
VALOUR BITCOIN ZERO
ISIN : CH0573883474
WKN : A3GRPD

VALOUR ETHEREUM ZERO

ISIN : CH0585378752

WKN : A3GUMQ
About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.
About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the expansion of the management team of the Company; the development and listing of Valour's ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; expansion of DeFi Technologies and Valour into other geographic areas; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour ETPs by exchanges, investor demand for DeFi Technologies' and Valour's products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 02:00e 19-OCT-21